

Mail Stop 4631

November 6, 2009

By U.S. Mail and Facsimile

Mr. Robert A. DeFronzo
Chief Financial Officer
U.S. Home Systems, Inc.
405 State Highway 121 Bypass
Building A, Suite 250
Lewisville, TX 75067

> **Re: U.S. Home Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **File No. 000-18291**

Dear Mr. DeFronzo:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 18
Liquidity and Capital Resources, page 24

1.   We note your disclosure that your credit facility contains certain ratios related to tangible net worth and fixed charge coverage. If you believe it is reasonably likely that you will not meet these covenants, please expand your future filings to

also present your actual ratios versus the minimum/maximum ratios permitted as of each reporting date. Such presentation will allow an investor to easily understand your current status in meeting your financial covenants.

Critical Accounting Policies, page 26
Goodwill, page 27

2.   To the extent that your reporting unit has an estimated fair values that is not substantially in excess of its carrying value, please provide the following disclosures in future filings:

- The percentage by which fair value exceeds carrying value as of the most-recent step-one test;
- A description of the assumptions that drive the estimated fair value;
- A discussion of any uncertainties associated with the key assumptions;
- A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value; and
- Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.

If you have determined that the estimated fair value substantially exceeds the carrying value, please disclose that determination. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Controls and Procedures, page 30
Evaluation of Disclosure Controls and Procedures, page 30

3.   We note that your disclosure controls and procedures are "effective." However, your disclosure does not contain the full definition of "disclosure controls and procedures" as defined in Exchange Act Rule 13a-15(e). In this regard, please confirm to us that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Additionally, please revise your future filings to conclude as to the full definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective, as applicable.

Exhibit 31 – Certifications

4.   We note that your certifications replace the word "report" with "annual report" in paragraphs 2, 3, and 4. We further note in your Form 10-Q for the periods ended March 31, 2009 and June 30, 2009 that your certifications replace the word "report" with "quarterly report" in paragraphs 2, 3, and 4. Please revise future filings to provide your certifications using the exact language required by Item 601(B)(31)(i) of Regulation S-K.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief